Exhibit 99.1

Aurelion Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, March 9, 2026 /PRNewswire/ -- Aurelion Inc. (NASDAQ: AURE) (“Aurelion” or the “Company”) today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on March 5, 2026 notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and that the matter is now closed.

On April 1, 2025, the Company was first notified by Nasdaq of its failure to maintain a minimum closing bid price of at least $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given 180 calendar days, or until September 29, 2025, to regain compliance. On October 1, 2025, the Company received an additional 180-day extension from Nasdaq, or until March 30, 2026, to regain compliance. On February 19, 2026, the Company effected a 1-for-10 share consolidation (the “Share Consolidation”).

The Notice noted that as of March 5, 2026, the Company evidenced a closing bid price of its Class A ordinary shares at or greater than $1.00 per share from February 19, 2026 through March 4, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the matter closed.

The following table sets forth the outstanding shares and warrants as of the date of this press release, which have reflected the Share Consolidation.

Class A Shares Outstanding	19,361,639
Class B Shares Outstanding	15,251,516
Class A Warrants – pre-funded	2,222,224
Outstanding Share Capital (including outstanding shares and pre-funded warrants)	36,835,379
Class-A Warrants at $4.7 strike	7,083,335
Class-A Warrants at $5.4 strike	7,083,335
Class-A Warrants at $10.0 strike	3,169,805
Class-B Warrants at $4.7 strike	6,805,557
Class-B Warrants at $5.4 strike	6,805,557
Class-B Primary Warrants	800,000
Total Warrants	31,747,589

About Aurelion

Aurelion is NASDAQ’s first Tether Gold (XAU₮) Real World Asset (RWA) company focused on developing a business around tokenized gold. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Contacts

Investor Contact: ir@aurelion.com